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                             August 10, 2023

       Chee Hui Law
       Chief Financial Officer
       CCSC Technology International Holdings Ltd
       1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
       Fotan, Shatin, Hong Kong

                                                        Re: CCSC Technology
International Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 28, 2023
                                                            File No. 333-270741

       Dear Chee Hui Law:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. Please update your disclosure with respect to the status of your filing with the CSRC or disclose why you have
not yet filed materials with the CSRC.
              You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
       you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.




                             Sincerely,
 Chee Hui Law
CCSC Technology International Holdings Ltd
August 10, 2023
Page 2
FirstName LastNameChee Hui Law
Comapany NameCCSC Technology International Holdings Ltd
                                                    Division of Corporation
Finance
August 10, 2023 Page 2                              Office of Manufacturing
FirstName LastName